November 1, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	VCI Global Limited
Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 29, 2022
CIK No. 0001930510

Dear Staff:

On behalf of VCI Global Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 14, 2022 with respect to Amendment No. 2 to the Company’s Draft Registration Statement on Form F-1 (the “DRS/A2”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the DRS/A2 (the “F-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary

Minority Investments, page 7

1. We note your revised disclosure here and on page 64 of the business section that you make investments in clients "[i]n order to enhance [y]our consulting relationships with [y]our clients." Please disclose in both places how such investments enhance the consulting relationships. In addition, on page 7, please correct the cross-reference to the disclosure in the business section, as such disclosure is under the heading "Minority Investments," not "Minority Interests."

The Company has made the requested changes on pages 7 and 64 of the F-1.

Use of Proceeds, page 31

2. We note your disclosure that you intend to use the net proceeds from this offering in part for "specific industry-focused acquisition." Please expand your disclosure to identify whether you intend to acquire assets or businesses and include the information required under Item 3(C)(2) or Item 3(C)(3) of Form 20-F, as applicable.

The Company has made the requested revisions on page 31 of the F-1.

General

3. We note your amended disclosure in response to comment 2. As part of your analysis under section 3(b)(1), please supplementally provide additional detail about your historical development as it relates to investing in investment securities. For example, you note that “[i]n some cases, VCK, the Company or one of the Company’s other subsidiaries has made investments in its clients which are incidental to and in support of its consultancy work.” Other than with respect to TGL, please explain the circumstances that have led you to make such an investment in the past. Please clarify how often such an investment occurs and how often it does not occur (i.e., please include in your description whether there are examples where consulting clients do not also become investment opportunities). Please clarify at what point you have typically exited your investments in the past and why. Please clarify who at the company typically makes decisions about whether to make such investments. With respect to the investment in TGL, please clarify what you hope to achieve with your investment in TGL. Finally, please clarify whether you intend to make any changes in the future with the goal of reducing the percent of your investment securities in order to be in line with the limit in section 3(a)(1)(C). If so, please explain.

Circumstances Surrounding Investment:

The Company has close to a total of 60 clients and has only invested in two of these clients other than Treasure Global Inc. These two clients are Zero Carbon Farms Ltd, and DFA Robotics Inc. The rationale for these investments was to foster greater client trust and loyalty and to enhance the Company’s consultancy and technology businesses and to obtain greater insight and access to emerging technology and expertise.

Frequency of Investment

The Company rarely makes investment and has no timeline for such investments. The Company will only invest when it believes such investment will make a significant impact on a client relationship and such client is in a market sector that the Company believes is important to its growth as a consultancy. Generally, the Company is more attracted to invest in technology-related companies which aligns with the Company’s technology consultancy growth plans.

Investment Exit

The Company through its investments expects to build a long-term relationship with its client’s companies and does not invest with an exit in mind. In its history, the Company has only exited one investment, which was its investment in DFA Robotics, which occurred on September 30, 2022. The Company made the decision to exit the DFA Robotics investment because DFA Robotics changed management and the Company no longer had a close relationship with them.

Investment Decision Making

The Company’s investment decisions are made collectively by the Company's management team.

TGL Investment:

The Company wishes to reiterate its earlier response in Question 2 filed on 29th September 2022, that the Company's investment in TGL is incidental to and in support of the Company’s consultancy work. The Company believes the investment creates a closer and more loyal relationship with TGL, thereby giving the Company a competitive edge against other consultants. Further, the investment in TGL has enabled the Company to gain insight into and access to the technology and e-commerce industry which supports the Company's consultancy and technology services.

Section 3(a)(1)(c):

In the future, the Company intends to dispose of a portion of its investment in TGL and will not make any further minority investments until the Company’s current investments are below the 40% threshold set forth in Section 3(a) (1) (C) of the Investment Company Act of 1940.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Jeffrey Wofford
Jeffrey Wofford, Esq.
Carmel, Milazzo & Feil LLP